SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MF): 42.150.391/0001-70

Company Registry (NIRE): 29300006939

Publicly Held Corporation

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

            Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6) announces to its shareholders and the general market that, in the Annual and Extraordinary Shareholders' Meeting of the Company held on the date hereof (“AESM 2018”), shareholders approved the distribution of the minimum mandatory dividends for the fiscal year ended December 31, 2017, in the aggregate amount of one billion, five hundred million reais (R$1,500,000,000.00), in compliance with Paragraph 3, Article 44 of the Company’s Bylaws, in the gross amounts of eight hundred fifty-one million, seven hundred twenty-eight thousand, seven hundred sixty-eight reais and forty-seven centavos (R$851,728,768.47), corresponding to one real, eighty-eight centavos and fraction (R$1.88573806195828) per common share, and of six hundred forty-eight million, two hundred seventy-one thousand, two hundred thirty-one reais and fifty-three centavos (R$648,271,231.53), corresponding to one real, eighty-eight centavos and fraction (R$1.88573806195828) per class “A” preferred share.

            The dividends will be paid in Brazil as from May 10, 2018, by the transfer agent of the shares, Itaú Corretora de Valores S.A., without any withholding of income tax, in accordance with governing law, and without remuneration or inflation adjustment.

            As from May 2, 2018, the common and preferred shares of the Company in Brazil will trade ex-dividends.

            Note that the amount of one billion reais (R$1,000,000,000.00) of the dividends approved in the AESM 2018 refers to the prepayment of dividends deducted from a part of the net income recorded from January 1 to September 30, 2017, as approved by the Board of Directors of the Company in the meeting held on November 28, 2017, and already paid on December 12, 2017.

            Shareholders whose registration information does not include a CPF/CNPJ number or indicate a bank, branch and checking account number must normalize their registration at any Itaú bank branch offering shareholder services.

            Additional information may be obtained via Investfone – Shareholder Services Center at the telephone 55 (11) 3003-9285 in Brazil's state capitals and metropolitan areas and at 0800 720 9285 in other locations, or at the bank branches offering shareholder services.

            For the holders of American Depositary Receipts (ADRs), payment will be made by the Bank of New York Mellon, the depositary bank of Braskem’s ADRs. Information related to the Registration Date in the USA, the Payment Date and other things is available at www.adrbnymellon.com.

Camaçari, April 30, 2018

Braskem S.A.

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.